UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment  No.     )*

VESTIN REALTY MORTGAGE II, INC.
(Name of Issuer)

COMMON STOCK, $0.0001 PER SHARE PAR VALUE
(Title of Class of Securities)

92549X 201
(CUSIP Number)

Michael V. Shustek
6149 SOUTH RAINBOW BOULEVARD
LAS VEGAS, NEVADA 89118
(702) 227-0965
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 21, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. [   ].

*The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   92549X 201

1	NAMES OF REPORTING PERSONS:
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Michael V. Shustek

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) [ ]
(b) [ ]
3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC, PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

[ X ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Nevada, USA
7	SOLE VOTING POWER:

NUMBER OF	832,034
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY	225,134
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON	832,034
WITH	10	SHARED DISPOSITIVE POWER:

225,134
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,057,168
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

ITEM 1.	SECURITY AND ISSUER.
This Statement on Schedule 13D relates to the common stock, par value $0.0001 per share (the "Shares"), of Vestin Realty Mortgage II, Inc., a Maryland Corporation (the "Issuer" or “VRM II”), and is being filed by Michael V. Shustek (the "Reporting Person").  The Issuer's current principal executive offices are located at 6149 S. Rainbow Blvd., Las Vegas, NV 89118.

ITEM 2.	IDENTITY AND BACKGROUND

Reporting Person:

(a)	Michael V. Shustek.

(b)	6149 S. Rainbow Blvd., Las Vegas, NV 89118.

(c)
Mr. Shustek is the Chief Executive Officer (“CEO”) and director of the Issuer, Vestin Realty Mortgage I, Inc., inVestin Nevada, Inc., Vestin Group, Inc., Vestin Mortgage Inc., Vestin Originations, Inc., and Shustek Investment, Inc. and the managing member of Vestin Fund III, LLC.  The principal business of these companies is to invest in, or originate loans secured by real estate through deeds of trust or mortgages.

(d)	During the last five years Mr. Shustek has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
On September 27, 2006, the Securities and Exchange Commission entered an Administrative Order (the “Order”) naming Vestin Mortgage, Inc. and its Chief Executive Officer, Michael Shustek, as well as Vestin Capital as respondents (collectively, the “Respondents”.)  The Respondents consented to the entry of the Order without admitting or denying the findings therein.  In the Order, the Commission finds that the Respondents violated Sections 17(a)(2) and 17(a)(3) of the Securities Act of 1933 through the use of certain slide presentations in connection with the sale of units in Vestin Fund III, LLC and in the Issuer’s predecessor, Vestin Fund II, LLC.  The Respondents consented to the entry of a cease and desist order, the payment by Mr. Shustek of a fine of $100,000 and Mr. Shustek’s suspension from association with any broker or dealer for a period of six months.  In addition, the Respondents agreed to implement certain undertakings with respect to future sales of securities.

(f)	Citizenship USA.

Company holding shares with respect to which the Reporting Person has shared voting and dispositive power:

(a)	Vestin Realty Mortgage I, Inc. a Maryland corporation (“VRM I”).

(b)	6149 S. Rainbow Blvd., Las Vegas, NV 89118.

(c)	VRM I is a real estate investment trust (“REIT”) and its principal business is to invest in loans secured by real estate through deeds of trust or mortgages.

(d)	During the last five years VRM I has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years VRM I has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations of such laws.

(f)	Citizenship N/A.

Member of VRM I board of directors:

(a)	Donovan J. Jacobs;

(b)	2295 Needham Rd. #41, El Cajon, CA 92020;

(c)	Mr. Jacobs is an attorney who has been practicing law in San Diego, California where he represents police officers in both administrative and civil actions and is a Director of VRM I;

(d)	During the last five years Mr. Jacobs has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

(e)
During the last five years Mr. Jacobs has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations of such laws.

(f)	Citizenship: USA.

Member of VRM I board of directors:

(a)	Kenneth A. Seltzer;

(b)	17 Candlewyck Drive, Henderson, NV 89052;

(c)
Mr. Seltzer is the president of the accounting firm of Kenneth A. Seltzer, CPA A.P.C. that specializes in compilations and reviews for small and medium size businesses as well as federal and state tax reporting and is a Director of VRM I;

(d)	During the last five years Mr. Seltzer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

(e)
During the last five years Mr. Seltzer has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations of such laws.

(f)	Citizenship: USA.

Member of VRM I board of directors:

(a)	Michael Micone;

(b)	1242 Sonatina Drive, Henderson, NV 89052;

(c)
Mr. Micone is the founded and has served as President of Accountants, Inc. in Reno and Las Vegas, Nevada, which is a placement firm for accountants throughout the state of Nevada, and is a Director of VRM I;

(d)	During the last five years Mr. Micone has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

(e)
During the last five years Mr. Micone has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations of such laws.

(f)	Citizenship.

Member of VRM I board of directors:

(a)	Daryl C. Idler, Jr;

(b)	110 West C St. STE 1901, San Diego, CA 92101;

(c)	Mr. Idler, Jr. serves as President and Managing General Partner of Premier Golf Properties, LP, dba Cottonwood Golf Club in Rancho San Diego, California and is a Director of VRM I;

(d)	During the last five years Mr. Idler, Jr. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

(e)
During the last five years Mr. Idler, Jr. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations of such laws.

(f)	Citizenship.

Company holding shares indirectly held by Reporting Person:

(a)	Vestin Fund III, LLC a Nevada limited liability company (“Fund III”).

(b)	6149 S. Rainbow Blvd., Las Vegas, NV 89118.

(c)	Fund III is a limited liability company whose principal business is to invest in loans secured by real estate through deeds of trust or mortgages.

(d)	During the last five years Fund III has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years Fund III has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations of such laws.

(f)	Citizenship N/A.

Company holding shares indirectly held by Reporting Person:

(a)	Vestin Mortgage, Inc. a Nevada corporation (“Vestin Mortgage”).

(b)	6149 S. Rainbow Blvd., Las Vegas, NV 89118.

(c)	Vestin Mortgage is engaged in the management of REITs and other companies that invest in real estate mortgages.

(d)	During the last five years Vestin Mortgage has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
On September 27, 2006, the Securities and Exchange Commission entered an Administrative Order (the “Order”) naming Vestin Mortgage, Inc. and its Chief Executive Officer, Michael Shustek, as well as Vestin Capital as respondents (collectively, the “Respondents”.)  The Respondents consented to the entry of the Order without admitting or denying the findings therein.  In the Order, the Commission finds that the Respondents violated Sections 17(a)(2) and 17(a)(3) of the Securities Act of 1933 through the use of certain slide presentations in connection with the sale of units in Vestin Fund III, LLC and in the Reporting Persons’ predecessor, Vestin Fund II, LLC.  The Respondents consented to the entry of a cease and desist order, the payment by Mr. Shustek of a fine of $100,000 and Mr. Shustek’s suspension from association with any broker or dealer for a period of six months.  In addition, the Respondents agreed to implement certain undertakings with respect to future sales of securities.

(f)	Citizenship N/A.

Parent of Vestin Mortgage, Inc.:

(a)	Vestin Group, Inc. a Nevada corporation (“Vestin Group”).

(b)	6149 S. Rainbow Blvd., Las Vegas, NV 891183.

(c)	Vestin Group is primarily engaged in the commercial mortgage brokerage business through its subsidiaries.

(d)	During the last five years Vestin Group has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years Vestin Group has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations of such laws.

(f)	Citizenship N/A.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source of funds used for the purchase of the Issuer’s common stock, as described in Item 4 below was a combination of the personal funds of Mr. Shustek, the working capital of the entities identified in Item 2 and dividends for the shares directly held by Mr. Shustek.  Of the 625,218 shares directly held by Mr. Shustek, 14,173 shares were issued to him as a dividend from Vestin Mortgage.  Of the 92,699 shares indirectly held by Mr. Shustek, through Vestin Mortgage, 55,000 were issued by Vestin Fund II, LLC, the predecessor of the Issuer, to Vestin Mortgage for registration and start-up costs paid by Vestin Mortgage to unrelated third parties on behalf of Vestin Fund II, LLC.  The remaining 37,699 shares held by Vestin Mortgage were purchased using the working capital of Vestin Mortgage.  In addition, Mr. Shustek has sole voting and dispositive power with respect to 114,117 shares held by Fund III and shared voting and dispositive power with respect to 225,134 shares held by VRM I.  Both of these companies used their working capital to purchase their shares.  The aggregate amount of funds used by Mr. Shustek, Vestin Mortgage, VRM I and Fund III to purchase shares of the Issuer’s Common Stock is $11,869,003.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Person, Vestin Mortgage, VRM I and Fund III acquired the Issuer’s shares for investment purposes based on the belief that the shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions and other opportunities available to the Reporting Person, Vestin Mortgage, VRM I and Fund III, one or several of them may from time to time and at any time, acquire additional shares in the open market or otherwise and the Reporting Person reserves the right to dispose of all or any of shares that he beneficially owns in the open market or otherwise at such times as the Reporting Person may deem advisable.

The Reporting Person is the Issuer’s President, CEO and Chairman of its Board of Directors and the CEO and sole shareholder of the company which manages the Issuer.  On May 18, 2008, the Reporting Person amended his 10b5-1 trading plan (the “Plan”), initially adopted on April 30, 2007.  Pursuant to the First Amended and Restated Plan, the Reporting Person may spend up to $2.6 million to acquire shares of the Issuer’s common stock at prevailing market prices over the course of the next 13 months.  All purchases will be executed by independent broker-dealers on specified dates in accordance with the requirements of Rule 10b5-1.  The First Amended and Restated Plan become effective on July 2, 2008 and expires on June 24, 2009.

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (b)—(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)
Aggregate Number and Percentage of Securities.  The Reporting Person is the beneficial owner of 1,057,168 shares of Common Stock of the Issuer, representing approximately 7.1% of the Issuer's common stock (based upon 14,887,729 shares of common stock outstanding at August 22, 2008).  The Reporting Person, directly owns 625,218 shares of the Issuer’s common stock (totaling 4.2%)and indirectly owns and has economic benefit of 92,699 shares of the Issuer’s common stock (totaling 0.6%) through his ownership of Vestin Mortgage, as stated in Item 6 below.  In addition, through his management powers with respect to VRM I, the Reporting Person has shared voting and dispositive power over 225,134 (1.5%) shares, owned by VRM I and sole voting and dispositive power with respect to 114,117 (0.8%) shares owned by Fund III.  The Reporting Person owns an approximate 3.0% interest in VRM I and is an executive officer and director of VRM I.  The Reporting Person’s pecuniary interest in the Issuer’s shares owned by VRM I is 6,780 shares.  The Reporting Person owns an approximate 11.0% interest in Fund III and is the Chairman, President and Chief Executive Officer of Vestin Mortgage, Inc., the manager of Fund III.  The Reporting Person’s pecuniary interest in the Issuer’s shares owned by Fund III is 12,551 shares.

(b)
Power to Vote and Dispose.  The Reporting Person has sole voting and dispositive power with respect to shares owned directly by himself and, with respect to shares owned by Vestin Mortgage and Fund III.  He has shared voting and dispositive power with respect to shares owned by VRM I.  Voting and dispositive power with respect to shares owned by VRM I is shared with the members of VRM I’s Board of Directors.

(c)
Transactions within the Past 60 Days.  The Reporting Person has effected the following transactions in the Issuer's securities, including shares of the Issuer's common stock, within sixty (60) days preceding the date hereof.

Date	Total Purchase Price Including Commissions and Fees	# of Shares	Price Per Share Including Commissions and Fees	Nature of Transaction
July 2, 2008	$50,000.50	16,182	$3.09	Open Market Purchase
July 9, 2008	$50,000.42	15,719	$3.18	Open Market Purchase
July 16, 2008	$50,002.63	15,406	$3.25	Open Market Purchase
July 23, 2008	$50,001.18	10,174	$4.91	Open Market Purchase
July 30, 2008	$50,000.88	10,221	$4.89	Open Market Purchase
August 6, 2008	$49,998.95	10,409	$4.80	Open Market Purchase
August 13, 2008	$49,999.99	10,774	$4.64	Open Market Purchase
August 14, 2008	$20,970.57	4,700	$4.46	Open Market Purchase
August 20, 2008	$49,999.11	11,065	$4.52	Open Market Purchase
August 21, 2008	$672,000.00	140,000	$4.80	Private Purchase

Vestin Mortgage, VRM I and Fund III have not effected any transactions within the last 60 with the Issuer’s securities.

(d)	Certain Rights of Other Persons. Not applicable.

(e)	Date Ceased to be a 5% Owner. Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Issuer has a management agreement with Vestin Mortgage, a wholly owned subsidiary of Vestin Group.  The Reporting Person is the CEO, Director and sole owner of Vestin Group.  Vestin Mortgage is also the manager of VRM I and Fund III and the Reporting Person is the President and CEO of VRM I.  Pursuant to the management agreements between Vestin Mortgage and VRM I and Fund III, Vestin Mortgage controls the daily operating activities of such entities, including the power to purchase and sell securities.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	August 22, 2008

By:	/s/ Michael V. Shustek
Michael V. Shustek